www.linkedin.com/in/almultari
(LinkedIn)

Top Skills

Shopper Marketing
Customer Insight
FMCG

Al Multari

Chief Executive Officer at Barnana
La Canada Flintridge, California, United States

Summary

Over 25 years experience in packaged goods general management, marketing and sales; including full P&L responsibility and strong cross function experience. Broad base of experience across both large and small companies, included private equity backed ventures. Lead a number of turnaround situations resulting in the return to growth and profitability. Strong analytical, strategic and entrepreneurial skills and a proven leader who has track record of success.

Experience

Barnana
Chief Executive Officer
September 2019 - Present (4 years 5 months)
Greater Los Angeles Area

Barnana ® is on a mission to end food waste on organic banana farms by upcycling the bananas that used to go to waste. Up to 20% of all bananas that are grown go to waste before ever reaching distribution. But why? Well, there are stringent export standards that leave the "imperfect" bananas without anyone to eat them so they get thrown away. We're growing fast. After just few years in business, Barnana ® can be found in over 15,000 retailers nationwide in the US including Whole Foods, Safeway, Starbucks, Costco and many others.

Nissin Foods USA
President & CEO
April 2015 - October 2018 (3 years 7 months)
Southern California

Nestle USA
8 years

President, Baking Division
October 2013 - March 2015 (1 year 6 months)
Solon, Ohio

President of the approximately $1B baking division of Nestle USA. Brands include Nestle Toll House, Carnation and Libby's. Complete P&L responsibility for the division as well as all demand generation activities included marketing communication, innovation, renovation and sales strategy.

Vice President Category and Shopper Development
April 2010 - October 2013 (3 years 7 months)

Vice Presidnet of Category and Shopper Development for the $12+ billion Nestle USA business. Brands include Coffemate, Stouffer's, Lean Cuisine, Dreyer's, Nescafe, Digiorno, etc. Assist in the management of the approximately $2 billion dollar trade budget across all brands. Primary responsibilites include the development of category and shopper marketing strategies for the entire portfolio. Lead the reinvention and reorganization of the function to be category focused and with emphasis on developing shopper solutions for the leading customers.

Vice President Marketing
April 2007 - April 2010 (3 years 1 month)
Los Angeles CA

Vice President of Marketing for the $1 billion confections and snacks business. Brands include Wonka, Butterfinger and Nestle Crunch. Responsible for all marketing activities including brand strategy, advertising and communication, consumer insights, innovation, packaging, etc. Instrumental in the turnaround of the business returning it to growth and profitability.

Harry and David
SVP/GM Wholesale and B2B
October 2002 - April 2007 (4 years 7 months)

Senior Vice President/General Manager of the Wholesale and Business to Business divisions of Harry and David. Grew the wholesale business from less than $5 million in sales to over $40 million with EBITDA well above the company average. Responsible for all aspects of the business including product development, sales, marketing, operations, etc. Full P&L responsibility. Concurrently responsible for the B2B business and managed its turnaround. Achieving record sales (over $50 million) and profitability. Position also included full P&L responsibility.

Cable Car Eyewear
President and COO
1999 - 2001 (2 years)
Berkeley CA

President and COO of an eyewear company marketing and selling the Dr. Dean Edell brand of reading glass and Solterra and Fisherman Eyewear brands of sunglassess. Responsible for sales, marketing, operations and finance with full P&L responsibility.

Favorite Brands
Senior Vice President Marketing and Sales
1997 - 1999 (2 years)

Senior Vice President of Sales and Marketing for private equity backed candy company. Company was a roll up of 8 separate companies including Jet Puffed Marshmallows, Trolli Gummies and Farley Fruit Snacks. Responsible for all aspects of sales and marketing including industrial sales.

Nestlé USA
Marketing Associate-Director of Marketing
1987 - 1997 (10 years)

Held positions of increasing responsibility in the marketing function from Marketing Associate to Director of Marketing. Managed a variety of businesses including refrigerated pasta and sauces, infant nutrition and confections and snacks.

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Education

Stanford University
Bachelor of Arts (B.A.), Economics

University of Southern California
Master of Business Administration (MBA), Marketing and Finance